UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): March 30, 2020

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3090 Bristol Street, Suite 550, Costa Mesa, CA 92626
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.	Other Events

Suspension of the Offering, Distribution Reinvestment Plan and Share Repurchase Program

On March 30, 2020, BRIX REIT, Inc. (the “Company”) announced that effective immediately it has suspended the Regulation A-Tier 2 offering of its shares of common stock, the distribution reinvestment plan and the share repurchase program until such time, if any, that the Company’s Board of Directors (the “Board”) determines to reinstate the offering, distribution reinvestment plan and share repurchase program after an independent valuation expert completes a valuation of the Company’s real estate properties and investments and the Company announces its new net asset value (“NAV”) per share. The Company has engaged an independent valuation expert for this purpose and currently expects the Board to announce a new NAV per share no later than April 30, 2020.

In addition, on March 30, 2020, the Company issued a letter to investors. A copy of the letter to investors is attached to this Report as Exhibit 15.

Exhibits

Exhibit No.	Description
15	Letter to investors dated March 30, 2020.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: March 30, 2020